LL DD

SEC Mail Processing Section SECU

MAR 01 2017

Washington DC 406

17008728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CANTONE RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 SHREWSBURY AVENUE SUITE 401
(No. and Street)

TINTON FALLS	**NJ**	**07724**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER WALSH **732-450-3500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE

SUITE 508 WEST	**SOUTHFIELD**	**MICHIGAN**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form

RNS

are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PETER WALSH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CANTONE RESEARCH INC.**, as of **DECEMBER 31**, 20 **16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT W. CROWTHER, III
Notary Public
2035064
State of New Jersey
My commission expires 02/15/2018

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTONE RESEARCH, INC.

Statement of Financial Condition

December 31, 2016

CANTONE RESEARCH, INC.

December 31, 2016

Table of Contents

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cantone Research, Inc.
766 Shewsbury Avenue
Tinton Falls, NJ 07724

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Cantone Research, Inc., as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risks assessments, the audit considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion. An audit also include evaluating the appropriateness of accounting polices used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
February 10, 2017

CANTONE RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	61,670
Due from broker		323,349
Commissions receivable		97,457
Investments, at fair value		502,424
Securities not readily marketable		44,823
Advances to registered representatives, net of allowance for doubtful accounts		17,900
Other receivable		4
Security deposit		32,091
Prepaid expenses		24,488
Total current assets		1,104,206
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation		47,260
TOTAL ASSETS	$	1,151,466

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	44,343
Accounts payable and accrued expenses		521,611
Securities sold, not yet purchased, at fair value		768
TOTAL LIABILITIES		566,722
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Paid-in capital		1,558,000
Deficit		(1,023,256)
Total stockholder's equity		584,744
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,151,466

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. There was no advertising expense for the year ended December 31, 2016.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes.* This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for years ended December 31, 2011 through 2016 remain open, and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2016; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2016 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 10, 2017, the date the financial statements were available to be issued.

NOTE 3 – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 4 – CLEARING AGREEMENT AND DEPOSIT WITH CLEARING BROKER

The Company has entered into an agreement (the "Clearing Agreement") with Wedbush (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully-disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. At December 31, 2016 the amount of that deposit is $503,836.

During 2015 the Company entered into a clearing agreement with Industrial and Commercial Bank of China Financial Services LLC ("ICBC"). A minimum of $250,000 in cash and securities is required to be on deposit with ICBC as part of this agreement. Currently the amount of that deposit is $227,825.

NOTE 5 – INVESTMENTS

At December 31, 2016, investments consisted of the following:

	at fair value	at fair value
Securities, trading - common stock	$ 341,374	$ -
Securities, trading - municipal bonds	125,412	-
Securities, trading - corporation bonds	35,638	768
Other investments	43,823	-
	$ 546,247	$ 768

At December 31, 2016, other investments consisted of the following:

AgChoice Farm Credit Classic common stock	$ 1,000

NOTE 6 – FAIR VALUE MEASUREMENT

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016, the fair value measurements by level within the fair value hierarchy used are as follows:

Securities - common stock	$ 341,374	$ -	$ -	$ 341,374
Securities - municipal bonds	-	125,412	-	125,412
Securities - corporation bonds	-	35,638	-	35,638
Other investments	-	-	44,823	44,823
Securities owned	$ 341,374	$ 161,050	$ 44,823	$ 547,247
Liabilities				
Securities sold, not yet purchased - corporation bonds	$ -	$ 768	$ -	$ 768

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company's net capital was $323,334, which was $223,334 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.75 to 1 at December 31, 2016.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

NOTE 8 – LEASES

The Company leases its main office in New Jersey under a lease that expires on December 31, 2018 at the base rate of $7,127 per month. Rental expense for the year ended December 31, 2016 amounted to $79,584.

The Company leases office space in New York City under a lease which expires July 31, 2019 at the rate of $4,641 per month. Rental expense for the year ended December 31, 2016 for NYC offices amounted to $55,482.

The Company leases office equipment under a lease that expires in February of 2020 at the rate of $355 per month. Expense for office equipment for the year ended December 31, 2016 amounted to $4,260.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,	
2017	$ 145,476
2018	145,476
2019	36,747
2020	710
	$ 328,409

NOTE 9 – 401(k) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit sharing contributions for the year ended December 31, 2016.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business. Management follows the accounting guidance relating to contingencies for disclosure and the accrual of amounts which can be estimated and are probable. One action arises from a matter involving a former employee, who has admitted that he committed fraud outside the Company while he was an employee of the Company and several other broker dealers. The Company was named as a co-defendant along with the prior employers of the former employee in the action initiated by the victims of the fraud. The claims

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

were settled in 2013, resulting in a settlement of $800,000 due to the claimants. The Company's insurer paid $500,000 during 2013 and the Company accrued $300,000, which is payable in five annual installments of $60,000 which commenced in December 2013. The Company paid $60,000 in 2016 towards this settlement, leaving a balance of $60,000 owed at December 31, 2016.

The Company during 2015 settled a customer dispute by entering into an agreement whereby the Company will pay to the customer a total of $85,000 in twelve (12) monthly installments of $7,083.33. During 2015, $35,416.65 was paid to this individual and the balance of $49,583.35 was paid during 2016.

The Financial Regulatory Agency ("FINRA") has filed a formal complaint against the Company and its officers in connection with the private placements of securities. A response has been filed and, the complaint is being vigorously defended. The complaint is seeking $6 million dollars in restitution. The issuer of the securities at issue, has agreed in Federal Court to repay the investors. In light of the judgment against the issuer of the securities, the expected loss to the Company is expected to be minimal at this time. No estimate can be made of the eventual outcome of the matter, but to date the Company has accrued $50,000.

The New Jersey Bureau of Securities ("Bureau") has filed a lawsuit in New Jersey Superior Court against the Company related to the offering of securities by the Company in 2005 and 2007. The Bureau is seeking restitution for investors in the amount of approximately $3.69 million plus a civil monetary penalty. The Company has filed an answer. The Company is vigorously defending this lawsuit. No estimate can be made of the eventual outcome of this matter, but to date the Company has accrued $75,000.

The U.S. Securities and Exchange Commission ("SEC") is currently conducting an investigation related to the offering of private securities by the Company. The Company is cooperating with the SEC's investigation. To date, the Company has provided documents and the testimony of its employees to the SEC. There have not been any settlement discussions at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2016 settled with no adverse effect on the Company's financial condition.

The Company is subject to other lawsuits, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

NOTE 11 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Company took a $150,000 loan from a company owned by the sole stockholder of the Company, and during 2016 the Company borrowed an additional $100,000. The loan has no specific repayment terms. The rate of interest on this loan is 4% per annum.

LEC INVESTMENT CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2016

LEC INVESTMENT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2016
